[redacted]

08026953

UNITEDSTATES
SECURITIESAND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-1 7A-5
PART III

SEC FILE
8-47318

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SIERRA EQUITY GROUP, LTD

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7700 CONGRESS AVENUE, #3207
(No. and Street)

BOCA RATON (City) FL (State) 33487 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ERIC BLOOM 561-997-0047
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
(Name - if *individual, state last, first, middle name*)

406 LIPPINCOTT DRIVE, SUITE J (Address) MARLTON (City) NJ (State) 08053 (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 4 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC
Mail Processing
Section
FEB 2 6 2008
Washington, DC
100

OATH OR AFFIRMATION

1, ERIC BLOOM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SIERRA EQUITY GROUP, LTD, as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

DEBBIE COLUNGA
MY COMMISSION # DD 748687
EXPIRES: February 12, 2012
Bonded Thru Budget Notary Services

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital,
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 150-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 150-3.
☐ 0) A Reconciliation. including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 150-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (1) An Oath or Affirmation.
☐ (in) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit,

"For conditions of confidential treatment of certain portions of thisfiling, see section 240.17a-5(e)(3).

SIERRA EQUITY GROUP, LTD.

FINANCIAL STATEMENTS

DECEMBER 31, 2007

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.

Certified Public Accountants

www.bjlcpas.com

SIERRA EQUITY GROUP, LTD.
FINANCIAL STATEMENTS
DECEMBER 31, 2007

TABLE OF CONTENTS

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants
406 Lippincott Drive, Suite J
Marlton, New Jersey 08053
(856) 346-2828 Fax (856) 396-0022

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Sierra Equity Group, Ltd.
Boca Raton, FL 33487

We have audited the accompanying statement of financial condition of Sierra Equity Group, Ltd., (The Company) as of December 31, 2007 and the related statement of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sierra Equity Group, Ltd., as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

BAGELL, JOSEPHS, LEVINE & COMPANY, LLC.

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Marlton, New Jersey
February 15, 2008

SIERRA EQUITY GROUP, LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

ASSETS	
Cash	$ 174,184
Investment	30,000
Prepaid expenses	20,760
Deposits	5,631
Employee advances	12,123
Equipment - net	7,277
TOTAL ASSETS	$ 249,975

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 91,176
Total liabilities	91,176
COMMITMENTS AND CONTINGENCIES	-
STOCKHOLDER'S EQUITY	
Common stock, $0.01 par value; 10,000 shares authorized and issued	100
Additional paid-in capital	52,032
Retained earnings	106,667
Total stockholder's equity	158,799
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 249,975

The accompanying notes are an integral part of these financial statements

SIERRA EQUITY GROUP, LTD
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUE	
Commission	$3,167,760
Interest and other income	351,732
TOTAL REVENUES	3,519,492
EXPENSES	
Compensation and related costs	2,891,408
Rent	49,837
Office	57,387
Professional fees	179,805
Consulting fees	53,544
Clearing costs	49,613
Licenses and registration fees	17,844
Insurance and other expenses	32,610
Travel and entertainment	124,764
TOTAL EXPENSES	3,456,812
NET INCOME	$ 62,680

The accompanying notes are an integral part of these financial statements

SIERRA EQUITY GROUP, LTD
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common stock		Additional	Retained	Total Stockholder's
	Shares	Amount	Paid-In Capital	Earnings	Equity
Balance at January 1, 2007	10,000	$ 100	$ 52,032	$ 43,987	$ 96,119
Net income for the year	-	-	-	62,680	62,680
Balance at December 31, 2007	10,000	$ 100	$ 52,032	$ 106,667	$ 158,799

The accompanying notes are an integral part of these financial statements.

SIERRA EQUITY GROUP, LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 62,680
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,016
Changes in assets and liabilities	
Decrease in commissions receivable	10,248
Decrease in employee advances	10,333
Increase in prepaid expenses	(10,920)
Increase in accounts payable and accrued expenses	32,287
Increase in due to clearing broker	25,392
Total adjustments	68,356
Net cash provided by operating activities	131,036
CASH FLOWS FROM INVESTING ACTIVITIES	
Increase in investment	(30,000)
Acquisition of equipment	(8,293)
Decrease in deposits	25,135
Net cash used in investing activities	(13,158)
NET INCREASE IN CASH AND CASH EQUIVALENTS	117,878
CASH - BEGINNING OF YEAR	56,306
CASH - END OF YEAR	$ 174,184

The accompanying notes are an integral part of these financial statements

SIERRA EQUITY GROUP, LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 1- NATURE OF BUSINESS

Organization

Sierra Equity Group, Ltd., (the "Company") is a registered broker-dealer in securities under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulation Authority (FINRA) and the Securities Investor Protection Corporation.

The Company was incorporated in the state of Illinois in 1994 and went through several name changes. In August of 2005, while named Hillcrest Asset Management, Inc., the Company was purchased by its current sole shareholder and changed the name to Sierra Equity Group, Ltd., in February 2006.

The Company has an agreement ("Agreement") with a clearing broker ("Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity date of three months or less to be cash equivalents. The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

Income Taxes

The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. As an S-corporation all items of income and expense are passed through to shareholders to be taxed on their individual tax returns.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Clearing Agent

In accordance with the Agreement, all of the Company's property held by Broker including, but not limited to, securities, deposits, monies and receivables are used as collateral to secure the Company's liabilities and obligations to Broker.

Regulatory Net Capital and Reserve Requirements

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. In accordance with the Rule, the Company is required to maintain minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007 the Company had net capital, as defined, of $83,008, which was $76,930 in excess of its required net capital of $6,078. The Company's ratio of aggregate indebtedness to net capital was 1.10 to 1.

Under the provisions of Rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers and, is not subject to certain other requirements of the Consumer Protection Rule.

NOTE 3- INVESTMENT

The investment account of $30,000 represents the cost incurred to obtain the rights to purchase 300,000 shares of PC Universe, Inc. for $1 each. The agreement expires on April 8, 2008.

NOTE 4- DUE TO BROKER

Due to Broker included in accounts payable represents the net amount relating to commissions/trading income (loss) less clearing costs. As of December 31, 2007, the balance owed to Broker was $25,392.

NOTE 5- DEPOSITS

Deposits include a security deposit on the Company's current office space in the amount of $5,373.

NOTE 6- COMMITMENTS

CUSTOMER TRANSACTIONS

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counter party, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counter parties in the above situations. The Company's policy is to monitor its market exposure and counter party risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counter party and customer with which it conducts business.

OPERATING LEASE

The Company leases 2,000 square feet of office space from 7700 Congress, Ltd. under a lease agreement that expires on August 15, 2009. Currently, the Company is paying $4,333 per month plus utilities as a base rent. Rent expense for the year ended December 31, 2007 was $49,837. Rental commitment is as follows:

December 31, 2008	$ 51,996
December 31, 2009	34,334
Total	$ 86,330

NOTE 7 - STOCKHOLDER'S EQUITY

Common Stock

As of December 31, 2007, the Company has 10,000 shares of its $0.01 par value common stock authorized, issued and outstanding.

NOTE 8- CONTINGENCIES

The Company's name appears in a lawsuit involving their clearing Broker. The lawsuit involves use of passcodes of the Company to create securities trades in a pink sheet company that the Company alleges were unauthorized and fraudulent in nature. The Company had notified their Broker of these facts and requested that Broker not consummate the trades. Broker has sought injunctive relief to prevent the brokerage houses involved in the securities transaction from settling the trades. To date, injunctive relief has been granted pending final outcome of the case. An adverse decision against the Company could have a significant negative effect on the net capital of the Company. Management has not booked any liability under FASB 5.

SUPPLEMENTAL INFORMATION

SIERRA EQUITY GROUP, LTD.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AND STATEMENT PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2007

Computation of Net Capital Pursuant to Rule 15c3-1

Computation of Net Capital

Total stockholder capital from statement of financial condition	$ 158,799
Less: Non-allowable assets:	
Total Non-Allowable Assets	(75,791)
Tentative net capital	83,008
Less: Haircut valuations	-
NET CAPITAL	$ 83,008

Computation of Basic Net Capital Requirement

Minimum net capital required, 6-2/3% of $91,176, pursuant to Rule 15c3-1	$ 6,078
Minimum required net capital requirements	$ 5,000
Minimum dollar net capital requirements of reporting broker/dealer	$ 6,078
EXCESS NET CAPITAL	$ 76,930

Computation of Aggregate Indebtedness

Accounts payable and accrued expenses	$ 91,176
Ratio of aggregate indebtedness to net capital	1.10 to 1

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation with the Company's computation of net capital as reported in the unaudited Part II A of Form X-17A-5 was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants
406 Lippincott Drive, Suite J
Marlton, New Jersey 08053
(856) 346-2828 Fax (856) 396-0022

REPORT ON INTERNAL CONTROL

To the Stockholder
Sierra Equity Group, Ltd.

In planning and performing our audit of the financial statements and supplemental schedules of Sierra Equity Group, Ltd., as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control structure over financial reporting, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the company that we considered relevant to the objectives stated in Rule 17a-5 (g) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3 (e). We did not review practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in compliance with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the proceeding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structures or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, protection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all the deficiencies in internal control and control activities fro safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

BAGELL, JOSEPHS, LEVINE & COMPANY, LLC.

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants
Marlton, New Jersey

February 15, 2008

END